

P.E. 12/31/06

Strong today.
Stronger tomorrow.

1-03433

The Dow Chemical Company
2006 Corporate Report

DOW



Dow's Performance Portfolio

Dow's $25 billion Performance portfolio serves customers in markets around the world with an extensive range of differentiated plastic, chemical and agricultural solutions. We deliver innovations that improve lifestyles in many ways—making cars safer, buildings more energy efficient, foods healthier, water cleaner, computers faster, electronics more durable... and more. The key to our success lies in aligning our technologies and capabilities with our customers' specific needs—and backing that with outstanding customer support. By accelerating innovation and growth, while increasing market and customer focus, the Performance portfolio is creating businesses and brands that deliver higher margins and consistent profitability for the Company.

Performance Plastics

Dow Automotive
Dow Building Solutions
Dow Epoxy
Polyurethanes and Polyurethane Systems
Specialty Plastics and Elastomers
Technology Licensing and Catalyst

Performance Chemicals

Designed Polymers
Dow Latex and Acrylic Monomers
Specialty Chemicals

Agricultural Sciences

Dow AgroSciences

Dow's Basics Portfolios

This powerhouse $24 billion portfolio of leading basic plastics and chemicals serves more than 6,000 customers worldwide and is an integrated source of raw materials for Dow's Performance portfolio. It meets the changing needs of a myriad of industries—from packaging, personal care, toys, pipes and tools to adhesives, de-icers, pharmaceuticals, paper and construction. The Basics portfolio is growing primarily through joint ventures that enable Dow to reduce capital intensity, expand globally and obtain access to advantaged feedstocks and energy.

Basic Plastics

Polyethylene
Polypropylene
Polystyrene

Basic Chemicals

Core Chemicals
Ethylene Oxide / Ethylene Glycol

Hydrocarbons and Energy

A more detailed description of Dow, its businesses and its products is included in the "2006 10-K and Stockholder Summary" and can be found at www.dow.com.

This is Dow.

At Dow, chemistry is our business ... just as it has been since Herbert H. Dow formed the Company in 1897 with the goal to "do it better."

Today, 110 years later, that philosophy remains the same, with our 43,000 employees working hard to shape a better quality of life for people across the globe. Through them, Dow is harnessing the power of science and technology to provide our customers — and, ultimately, society at large — with a broad range of innovative chemicals, plastics and agricultural products that advance human progress. And in doing so, we maintain our founder's commitment to being a good neighbor... not just locally, but globally, as we strive to seek the right balance between economic, environmental and social priorities.

Dow's six operating segments (Performance Plastics, Performance Chemicals, Agricultural Sciences, Basic Plastics, Basic Chemicals, and Hydrocarbons and Energy) help bring thousands of consumer goods and industrial supplies to market — from toys, tools and textiles to pharmaceuticals, personal care products and water purification technologies. We are one of the world's largest chemical companies, we have customers in more than 175 countries and manufacturing sites in 37 countries, and our sales in 2006 topped $49 billion.

From 1897 to 2007, our success has been driven by the one element you won't find in the Periodic Table: the human element — the men and women of Dow. They are the best and the brightest — and come from virtually every part of the globe. Their combined talents create a one-of-a-kind company with a unique combination of strengths: global reach, local presence, an integrated product portfolio, technological expertise and a sharp focus on financial discipline.

The result: a strong and growing company that is committed to helping employees achieve; customers succeed; stockholders prosper; communities thrive and people everywhere benefit from healthier, more productive, more enjoyable lives.



Today, Dow is strong. Tomorrow, we will be even stronger as we drive forward with a strategy focused on **retaining** the fitness we have fought hard to achieve, **reshaping** our organization to distinguish Dow from its peers and ultimately **redefining** what it means to be a world-class chemical company.

This report provides an overview of Dow, its activities and its achievements in 2006. For a more comprehensive profile of the Company and a more detailed review of the year's performance, please visit www.dow.com.

2006 Highlights

	2006	2005
Net Sales (dollars in billions)	**$49.1**	$46.3
Net Income (dollars in billions)	$3.7	$4.5
Earnings per Share – Diluted	$3.82	$4.62
Dividends Declared per Share	$1.50	$1.34
Energy Intensity (BTUs per pound of production)	3,863	3,922
Injury and Illness Rate (recordable incidents per 200,000 work hours)	0.39	0.40
Taxes Paid (dollars in billions)	$1.6	$1.6
Total Purchases (dollars in billions)	$35.3	$32.7
Charitable Contributions (dollars in millions)	$27.9	$23.2

2006 Sales by Operating Segment (dollars in millions)


Performance Portfolio
Basics Portfolio

Performance Plastics $13,944
Performance Chemicals $7,867
Agricultural Sciences $3,399
Basic Plastics $11,833
Basic Chemicals $5,560
Hydrocarbons and Energy $6,205

Unallocated and Other $316

2006 Sales by Geographic Area* (dollars in millions)



North America $20,431
Europe $16,777
Asia Pacific $5,364
Latin America $5,057
India, Middle East, Africa $1,495

2006 Employees by Geographic Area*



North America 22,288
Europe 12,162
Asia Pacific 3,601
Latin America 3,822
India, Middle East, Africa 705

*Prior to 2006, India was reported as part of the Asia Pacific region; and Middle East and Africa were reported as parts of the European region.

The forward-looking statements contained in this document involve risks and uncertainties that may affect the Company's operations, markets, products, services, prices and other factors as discussed more fully elsewhere and in filings with the U.S. Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries, unless otherwise expressly noted.

Office of the Chief Executive



Left to right: Gary R. Veurink, Michael R. Gambrell, Juan R. Luciano, David E. Kepler, William F. Banholzer, Heinz Haller, Jerome A. Peribere, Julie Fasone Holder, Charles J. Kalil, Romeo Kreinberg, Geoffery E. Merszei, Andrew N. Liveris

Office of the Chief Executive (at March 1, 2007)

Andrew N. Liveris
President, Chief Executive Officer and Chairman of the Board

William F. Banholzer
Corporate Vice President and Chief Technology Officer

Julie Fasone Holder
Corporate Vice President, Human Resources, Diversity & Inclusion and Public Affairs

Michael R. Gambrell
Executive Vice President, Basic Plastics and Chemicals Portfolio

Heinz Haller
Corporate Vice President, Strategic Development and New Ventures

Charles J. Kalil
Corporate Vice President, *General Counsel* and Corporate Secretary

David E. Kepler
Senior Vice President, Shared Services, Environment, Health and Safety, and Chief Information Officer

Romeo Kreinberg
Executive Vice President, Performance Plastics and Chemicals Portfolio

Juan R. Luciano
Business Group President, Hydrocarbons and Energy

Geoffery E. Merszei
Executive Vice President and Chief Financial Officer

Jerome A. Peribere
President and Chief Executive Officer, Dow AgroSciences

Gary R. Veurink
Corporate Vice President, Manufacturing and Engineering



The New Wealth of Nations

2006 was a great year for Dow and a great year for the world economy.

I think the overall performance of Dow is well documented in this report. For purposes of this letter, I'd like to comment on why I think the world is on the threshold of something unique in the history of civilization.

As the head of a $49 billion global enterprise who has spent a good part of his career in the world's emerging economies, I've had the good fortune to observe first-hand the acceleration of global economic growth — and the better life it offers to hundreds of millions of people.

For all of history, the "wealth of nations" has been unequally distributed. Now, with each passing year, the power of the free market is raising living standards more equitably, encompassing vast sections of humanity — and doing so at a pace that is sometimes hard to grasp.

There is, of course, still more to be done to generate and equitably distribute wealth to the 6.5 billion of us who inhabit this planet. There are, after all, 1.2 billion people who do not have reliable access to clean water. But in a year when the power of the free market has never been greater — or more recognized — it is important to be mindful of the enormous potential that is yet to be realized from the free market and its remarkable ability to draw from the innate ingenuity of human beings.

This year, it is appropriate to recognize the intellectual father of the free market, Milton Friedman, the American economist and Nobel Laureate who died this past November at the age of 94. Tributes to Dr. Friedman have come from virtually every part of the world, including many countries, like China, that right now are putting his ideas into practice with breathtaking results. Perhaps the most astute observation came from Alan Greenspan, the eminent economist and former chairman of the U.S. Federal Reserve Board, who said, "There are very few people over the generations who have ideas that are sufficiently original to materially alter the direction of civilization. Milton Friedman is one of those very few people."

What Dr. Friedman knew early on — and it took the world a while to catch up — was that the free market, though not perfect, is by far the best means to generate economic growth and, with that growth, higher living standards and better lives for vast numbers of people. He also knew that economic growth was the indispensable engine for solving many of our pressing political and social problems, including greater individual liberty and greater social justice.

We issue this report in that spirit, as our annual update of how we at Dow are contributing to economic growth and to the betterment of the human condition ... harnessing the science of chemistry to make products that improve living standards, create jobs and support investment in the communities where we live and work. And we are mindful that for a global company like ours, those communities encompass the entire world.

Against that backdrop, we urge you to read our report and let us know what you think of our progress and how we can do better.

Andrew Liveris

Andrew Liveris
President, Chief Executive Officer and Chairman of the Board
February 14, 2007

Retain.

Dow has achieved a new level of fitness — a solid foundation of efficiency and accountability on which to build long-term success. Now, our focus is on staying fit... on retaining the discipline, responsibility and pragmatism of our recent past as we accelerate our strategic growth agenda through the years ahead.

The process of getting fit was tough.

But the difficulty of the journey spurred a cultural change that is now institutionalized throughout Dow. It strengthened a mind-set that recognizes the importance of staying fit — helping to ensure we are ready for whatever lies ahead and are well positioned to capitalize on opportunities that will generate long-term value for our shareholders.

Toward that goal, 2006 was a year of solid progress. We advanced several initiatives that will lower our feedstock and energy costs, principally through joint ventures that will provide Dow access to advantaged hydrocarbons.

We were steadfast in our efforts to enhance productivity, using Six Sigma methodology to improve our performance across all areas of our Company, including manufacturing, research and development, supply chain, purchasing and technical support. And we were disciplined in our commitment to maintain the competitiveness of our global operations, strengthening our assets using Most Effective Technology analysis and announcing plans to shut down a number of assets worldwide as a result of detailed reviews of their long-term sustainability.

But productivity and efficiency are just a part of the mix. Staying fit also means sustaining the commitment of the Company to the very highest standards of social, ethical and environmental performance — recognizing that trust, confidence and respect across all stakeholder audiences are as fundamental to our success as the cost of feedstocks and technical efficiency. Here too, 2006 was a year of significant progress.

We advanced our corporate governance practices and compliance programs to help drive exemplary standards of integrity and ethical behavior across our entire organization. We took significant steps forward on employee health, workplace safety, energy efficiency and environmental stewardship. And we made further progress with our corporate citizenship agenda — working hard to deliver on the expectations of our communities and society at large, while responding respectfully to their specific issues and concerns.



Promoting Energy Efficiency

As a major consumer of fossil fuels, Dow is taking a global leadership role in seeking sustainable solutions to the energy challenge—from short-term fixes, such as raising public awareness of the need for energy efficiency, to long-term goals focused on creating diverse sources of renewable and alternative energy that are clean and affordable. In 2006, we pressed forward on many fronts. For example, we announced a 2015 Sustainability Goal to reduce energy intensity by 25 percent from 2004 levels. We developed innovative natural oil polyols to replace hydrocarbons in certain formulations. We supported public awareness campaigns to promote energy efficiency at home and on the road, enabling everyone to make a difference. And we added a number of new energy-efficient products to our lineup.

Delivering Six Sigma Value

Since 1999, Six Sigma tools and methodology have played a key role in driving Dow's businesses and functions to a new level of performance, strengthening our bottom line as we improve product quality; process efficiency; environment, health and safety performance; and customer loyalty. In 2006, for example, a Six Sigma project at our Texas City, Texas, plant optimized the catalyst and carbon monoxide levels in the reactors, improving profitability and adding $3 million annually to the results of our Basics portfolio. On the Performance side, among the projects that collectively delivered a record Six Sigma contribution in 2006 was one that solved a key problem for a major computer manufacturer in Asia Pacific. The project yielded a new strategic customer for Dow and has delivered more than $2 million in value to the Company to date. These are just two of the many successes that continue to deliver superior results and new business to Dow.

Reshape.

Staying fit is important. In fact, it's essential. But it only keeps us in the game. To realize our vision of being the largest, most profitable, most respected chemical company in the world, we must do more than just keep pace—we must set the pace.

That means reshaping the Company to provide the structure, develop the know-how, create the relationships and build the culture that will distinguish Dow from its competitors. It means transforming business models, adjusting workforce demographics, refocusing innovation, changing organizational dynamics and re-examining our engagement with society at large.

In 2006, Dow made progress on each of these fronts. We continued along dual tracks toward delivering higher margins and more consistent earnings through our Performance businesses while retaining the cash generation and product integration advantages of our Basics businesses.

We re-cast our marketing organization and began the task of forging a stronger marketing discipline across the entire Company... focusing on industry dynamics, customer needs, strategic opportunities and branding. We maintained our drive for continuous improvement, growth through partnerships and the development of new, game-changing process technologies.

We realigned R&D to help achieve two business-critical objectives: (1) accelerate application development with customers in key regions and (2) support the pursuit of new market opportunities. The start of construction on our 65,000 square meter technology center in China, our planned 600-person R&D facility in India and our eight new customer application centers around the world are evidence of important progress on both fronts.

The year also saw Dow strengthen its worldwide regional organization, creating a framework that will provide critical direction and counsel to our businesses as they pursue their global growth plans, based on strong local knowledge and critical local relationships. And we continued to actively manage our portfolios, investing in markets and businesses that support our strategy for growth and earnings consistency, while divesting businesses that are no longer strategic.

In 2006, we redoubled our efforts to manage people as a competitive advantage by broadening our performance management programs, strengthening our talent development curriculum and accelerating our commitment to diversity and inclusion.

And we again took a leadership role in the development of progressive, collaborative solutions to key issues both inside and outside our industry, from chemical plant and supply chain security to energy efficiency and the future of the U.S. manufacturing economy.



Cleaner Production in China

In 2005, Dow partnered with the State Environmental Protection Administration of China in a three-year pilot project to help small- and medium-sized enterprises engage in "cleaner production" for long-term sustainable development. Since then, nearly 20 enterprises and 250 people have taken part in a combination of training, appraisal and recognition programs that draw upon Dow's best practices. In 2006, just one year after its launch, the project had already delivered significant reductions in waste and emissions—reductions that not only improve environmental quality and human health, but also deliver economic benefits of more than $12.5 million annually to participating enterprises.

Growth through Collaboration

Through 2006, Dow continued to build business relationships around the globe that are focused on creating long-term competitive advantage. For example, we established Dow Izolan, a joint venture that will provide custom-tailored polyurethane systems to a growing customer base in Russia. In Thailand, we established a new joint venture project with Siam Cement Public Company, Ltd. that will help drive the growth of the Company's Performance businesses across Asia Pacific. And in Romania, we signed an off-take agreement with Rompetrol Petrochemicals that provides an effective way for our polyethylene business to develop new market opportunities in Eastern Europe. These types of strategic alliances are becoming increasingly important to Dow, providing access to new customers, new geographies, new technologies and advantaged feedstocks, while lowering capital intensity and reducing business risk.

Redefine.

Our goal is clear: to redefine what it means to be a world-class chemical company. It is a vision of the future in which Dow creates long-term value for shareholders and has the respect of customers, employees, partners, governments and the public at large; in which our successful reshaping of Dow's integrated Performance and Basics portfolios has tempered the impact of the traditional chemical industry cycle; and in which our Company outpaces its peers across every metric of financial, social and environmental performance.

It's an ambitious and exciting picture. And it's a picture that took shape ever more clearly as we moved through 2006.

During the year, we strengthened our Performance portfolio on several fronts. Following the acquisition of Zhejiang Omex Environmental Engineering in China, we launched Dow's fourth market-facing business, Dow Water Solutions, offering an array of world-class enabling technologies to the water treatment industry. We moved ahead with various opportunities to expand existing businesses, bringing a number of new production facilities online, breaking ground on others and agreeing to a range of new projects around the world. And at year's end, we announced an agreement to acquire the specialty cellulosics company, Wolff Walsrode AG, headquartered in Germany, pending regulatory approval.

Our Basics portfolio opened new doors to joint venture opportunities—among them our exclusive negotiations with Saudi Aramco—which will take us to new markets, reduce capital intensity, enhance our technological know-how, lower risk and improve competitiveness.

At the same time, we accelerated our growth in emerging economies, with investments in China, India, the Middle East, Russia and other parts of Eastern Europe. And we advanced our technology and innovation agenda, filling the pipeline with strong, differentiated solutions geared to strengthening our Performance portfolio and enhancing process technologies across the Company.

The year also saw us launch Dow's pioneering 2015 Sustainability Goals, a set of ambitious but achievable targets that define new benchmarks for local citizenship, product stewardship, innovation and standards of environmental performance.

And we introduced Dow's *The Human Element*™ branding campaign, a global effort aimed at redefining the Company's relationship with the world and showcasing our commitment to improve the quality of life for people across the globe.

™Trademark of The Dow Chemical Company ("Dow") or an affiliated company of Dow.





Dow Water Solutions

The launch of Dow Water Solutions, our fourth market-facing unit, brings the full power of Dow's businesses and technologies to customers in the water treatment industry. Driven by our strategy for growth via end-user markets, Dow Water Solutions comprises world-class brands, enabling technologies and industry experts dedicated to advancing the science of desalination, water purification and water recycling. Dow Water Solutions positions our Company as a leader in this sector, furnishing us with the ability to meet growing global demand for water treatment products and reinforcing the commitment of our 2015 Sustainability Goals to help address the issue of clean water access for millions of people around the world.

Focused on Innovation

In 2006, Dow launched a number of new brands and innovative solutions. For example, we introduced INFUSE™ Olefin Block Copolymers, a new family of products that represents a breakthrough in olefin elastomers technology. We launched FORTEFIBER™ soluble dietary fibers, a cellulose-derived product that can help address issues related to blood glucose and cholesterol. In the housing industry, we unveiled SYMMATRIX™ composite decking, manufactured using a blend of wood and polymer and offering many advantages over conventional wood decking materials. And in the automotive sector, we launched IMPAXX™ energy-absorbing foam, which performs better and costs less than traditional materials.

™Trademark of The Dow Chemical Company ("Dow") or an affiliated company of Dow.

Review: Financial Performance

2006 was another tremendous year for Dow.

Sales reached a new high of $49.1 billion, with net income of $3.7 billion. Our earnings were $3.82 per share, versus $4.62 per share in 2005. Excluding certain items, earnings for 2006 were $4.25 per share, only slightly below last year's record of $4.37 per share.

We reduced debt by $1.2 billion, lowering the Company's debt to capital ratio to 34 percent, compared with 39 percent at year-end 2005. We raised our dividend by 12 percent. And we repurchased more than 18 million shares as part of a buy-back program, which, when complete, will be followed immediately by a new program, authorized in October, for the repurchase of up to $2 billion of Dow stock.

A strong financial performance, by any measure, was made all the more noteworthy when set against the challenges we faced during 2006. For example, Dow's hydrocarbon and energy costs climbed again, up $2 billion to nearly $22 billion. Customers in a number of key industry sectors reported extremely tough market conditions. Demand proved unpredictable, with ebbs and flows across many businesses and geographic regions. And 2006 lacked both the price momentum experienced in early 2005 and the benefits of tight U.S. Gulf Coast supply conditions at the end of that year.

Given that backdrop, our financial performance in 2006 speaks volumes for Dow's strategic direction. The global geographic diversity that we have created protected us against the fluctuations of regional demand, with strong underlying growth in Asia Pacific, Latin America and Europe more than offsetting softness in North America. Plus, the diversity of end-use markets that we serve enabled us to deliver strong results, despite downturns in some significant industry sectors, most notably housing and automotive in North America.

Our focus on emerging geographies again bore fruit (see sidebar at top right).

Net Sales
(dollars in millions)


27,609
32,632
40,161
46,307
49,124
02 03 04 05 06

Net Income (Loss)
(dollars in millions)


(338)
1,730
2,797
4,515
3,724
02 03 04 05 06

Earnings (Loss) per Share–Diluted
(dollars)


(0.37)
1.87
2.93
4.62
3.82
02 03 04 05 06

Dividends Declared per Share
(dollars)


1.34
1.34
1.34
1.34
1.50
02 03 04 05 06

Equity earnings from joint ventures added $959 million to our pretax income, just a shade below the $964 million in 2005 and the third consecutive year of more than $900 million.

And continued financial discipline kept costs low. Capital spending was within our $1.8 billion target for the year, while selling, administrative and research and development expenses increased just slightly as a percent of sales—up from 5.7 percent to 5.8 percent—despite significant investments in building markets, expanding product offerings and establishing brands.

Looking ahead, our focus on financial discipline will continue as we invest for long-term growth, delivering innovative products and services to our customers and greater value to our shareholders. The global economy remains strong, we anticipate continued healthy demand for our products and we believe that 2007 will be another very good year for Dow.



Through 2006, Dow continued to build its presence in some critical growth regions. In Greater China, for example, we increased annual sales by 19 percent, we started construction of our new Dow Center and we announced investment plans for a number of our Performance businesses. Sales were up 20 percent across the Indian subcontinent. And in Russia, we invested in a new STYROFOAM™ brand insulation facility; we formed a new joint venture, Dow Izolan; and we increased sales by almost 40 percent year over year.



Construction of the world's first commercial-scale hydrogen peroxide to propylene oxide plant got underway in Antwerp, Belgium, last year—a project that underscores Dow's focus on strategic partnerships and innovation as key components of its value-growth agenda. The 300,000 metric ton plant—being built jointly by BASF and Dow—uses technology that offers significant benefits over conventional methods of producing propylene oxide, including better economics, environmental improvements and a reduced footprint.

Sales for Performance Businesses
(dollars in millions)



7,926
8,694
10,449
12,405
13,944
4,941
5,372
6,483
7,521
7,867
2,717
3,008
3,368
3,364
3,399
02 03 04 05 06
Performance Plastics
Performance Chemicals
Agricultural Sciences

Sales for Basics Businesses
(dollars in millions)



5,844
7,028
9,284
11,007
11,833
3,351
4,357
5,439
5,643
5,560
2,435
3,820
4,876
6,061
6,205
02 03 04 05 06
Basic Plastics
Basic Chemicals
Hydrocarbons and Energy

™Trademark of The Dow Chemical Company ("Dow") or an affiliated company of Dow.

Review: Environmental Performance

Ever since Dow introduced the "bleach bonnet" head protection equipment for our workers in 1898, we've been leading the way across virtually every facet of environment, health and safety (EH&S) performance.

In 2006, we raised the bar with the launch of our 2015 Sustainability Goals. These ambitious targets reach beyond the fence line of the Company to focus on strengthening our relationships with the communities in which we operate, reducing our global footprint, improving product stewardship and directing the power of innovation to solve some of the world's most pressing challenges. For a detailed explanation of these goals, visit the "2015 Sustainability Goals" section of www.dow.com.

The year was also marked by further progress in the area of employee safety, with our injury and illness rate improving slightly year over year. Compared with a decade ago, this rate has been cut by almost 80 percent. But this remarkable progress was overshadowed in 2006 by the deaths of two of our colleagues in tragic falls, events that further strengthen our resolve to drive toward our "vision of zero"—a vision that every employee and every contractor returns safely home at the end of each workday.

Throughout 2006, we continued to focus on improving our energy efficiency. As a result, we achieved a further reduction in energy intensity, that is, the amount of energy used for every pound of product produced, which was down 3 percent from our 2004 baseline. Our aim is to achieve a 25 percent reduction by 2015.

During the year, the Company also played a key role in the drive for higher standards of environmental performance, safety and security across the entire industry. We led the formation of an Independent Advisory Panel on chemical security, which includes

Dow measures its environment, health and safety performance against a number of key metrics, a selection of which are provided below. For more information, visit the "Our Commitments" section of www.dow.com.

Injury and Illness
(recordable incidents/ 200,000 work hours)



0.40
0.39
0.08
2005
2006
2015

Severity Rate
(recordable incidents, adjusted for type 200,000 work hours)



1.52
1.42
0.39
2005
2006
2015

Energy Intensity
(BTUs per pound of production)



3,986
3,922
3,863
2,989
2004
2005
2006
2015

external experts on process safety, transportation security, crisis management and emergency response. We announced a collaborative project to develop safer, more secure railcars. We launched a global web site dedicated to addressing the issues of energy efficiency and climate change. We endorsed the Global Product Strategy, an effort by the global chemical industry to enhance product stewardship. And we led the way in a range of activities and initiatives across the globe aimed at delivering improvements in energy efficiency, security, health and safety.

In 2006, Dow was once again honored with a variety of awards and accolades for its EH&S performance. For example, we received the Galaxy Star of Energy Efficiency Award from the Alliance to Save Energy, we were honored as Best in Class by the Carbon Disclosure project for our approach to climate change, and we were named for the sixth time to the Dow Jones Sustainability World Index.



In 2006, Dow continued its support of world-renowned oceanographer and environmentalist Jean-Michel Cousteau, president of Ocean Futures Society (OFS). We sponsored six award-winning documentaries to help focus attention on the oceans, including one program that was instrumental in the designation of the Northwest Hawaiian Islands as a protected Marine National Monument. And we helped OFS launch its "Don't be a Beach Bum" campaign, teaching middle school students about the consequences of marine debris.



Between them, the 100 vehicles of Dow's Gulf Coast Pipeline unit travel more than 2.4 million miles every year, inspecting and maintaining vital pipelines that run between the Company's five key sites in Texas and Louisiana. A lot of miles—and a lot of fuel. Which is why, over the past two years, more than 50 percent of the fleet has been replaced with hybrids and lighter-weight, more fuel-efficient vehicles, slashing fuel consumption by 20 percent. By 2008, the entire fleet will be upgraded.

Leaks, Breaks and Spills
(number of incidents)



729
583
75
2005
2006
2015

Process Safety
(number of incidents)



55
37
14
2005
2006
2015

Baseline

Goal

Note: Other metrics are recorded, but the results are not available in time for this report. Please visit Dow's web site (www.dow.com) for updated results.

Review: Corporate Citizenship

Dow takes its role as a corporate citizen very seriously and is committed to being a strong influence for positive change. It is our desire to earn the respect of the people who are impacted by our activities every day: our employees and retirees, the communities where we operate, the end-users of our products, and the governments and municipalities that depend on the tax revenues we generate.

Once again in 2006, we took action, drawing from a strong financial base to support a variety of programs aimed at improving education, health, cultural activities, the environment, governance and more.

Dow's global charitable contributions for the year were $27.9 million, compared with $23.2 million in 2005. With those dollars, we continued our 25-plus-year relationship with Habitat for Humanity, taking part in construction projects in Canada, the United States, Malaysia, Thailand and India. We supported projects aimed at raising awareness of a range of environmental issues: from the impact of debris on our oceans and the ecological importance of preserving the mangrove habitat, to the plight of 1.2 billion people with no reliable access to clean water.

We maintained strong ties to education—backing a broad range of projects across the world. From programs to create exciting new lesson plans for teachers in the United States, to donations of classroom equipment in The Netherlands, to volunteerism at schools in Japan and elsewhere.

And we sharpened our focus on human health, especially in the areas of fitness and well-being. For example, we supported a variety of local community sporting events close to our sites in Europe—from bike rides in Tarragona, Spain, to a long-distance run in Stade, Germany. In Russia, we sponsored Operation HOPE—an organization that provides life-saving surgery to premature infants. And for the fifth time, we donated a reverse osmosis water purification system to one of Vietnam's many rural hospitals,

Dow tracks the progress of its corporate citizenship agenda against a number of key metrics, a selection of which are provided below. For more information, visit the "Our Commitments" section of www.dow.com.

Purchases by Geographic Area
(dollars in billions)


North America $18.6
Europe $12.5
India, Middle East, Africa $0.9
Asia Pacific $1.3
Latin America $2.0

Taxes Paid by Geographic Area
(dollars in millions)


North America $1,046
Europe $331
India, Middle East, Africa $36
Asia Pacific $58
Latin America $168

on this occasion, the Tan Thanh hospital northeast of Ho Chi Minh city.

Dow also continued to fulfill its pledge to develop products essential to human progress. For example, we launched FORTEFIBER™ soluble dietary fiber — a product with proven benefits in managing blood glucose and cholesterol; we announced our decision to expand production and marketing of next-generation canola and sunflower oils to support healthier eating; and we received the world's first regulatory approval for a plant-cell-produced animal health vaccine from the United States Department of Agriculture Center for Veterinary Biologics.

And on the governance front, we once again received the highest rating possible for corporate governance from GovernanceMetrics International, an independent research and ratings agency. Dow has received the maximum score of 10 in five consecutive semi-annual assessments.



In 2006, Dow's involvement in the "Jaipur Foot" initiative in India helped change the lives of 5,800 people who had lost limbs as a result of accident or illness. Dow's polyurethanes technology was central in developing a prosthetic foot that is lighter, more flexible and longer lasting than traditional rubber alternatives. The Company also provided funding for the initiative, which was led by Bhagwan Mahavir Viklang Sahayata Samiti, with support from Dow's large customer in India, Pinnacle.



The year saw the U.S. launch of Blue Planet Run, a global endurance run organized by the Blue Planet Run Foundation and sponsored by Dow. This event will raise awareness of — and funds for — clean water projects worldwide. Dow also became a charter member of the Global Water Challenge initiative — a coalition focused on saving lives and reducing suffering by providing safe water, sanitation and hygiene education to millions of people who have none of these basic services.

Charitable Contributions by Geographic Area
(dollars in millions)


North America $17.5
Europe $3.0
India, Middle East, Africa $0.8
Asia Pacific $1.4
Latin America $0.3

Global Projects and Disaster Relief $4.9

Employees by Geographic Area and Gender

	02	03	04	05	06*
Total Employees	50,000	46,400	43,200	42,400	42,600
North America	55%	55%	54%	53%	52%
Europe*	31%	30%	31%	31%	29%
India, Middle East, Africa	*	*	*	*	2%
Asia Pacific*	6%	7%	7%	7%	8%
Latin America	8%	8%	8%	9%	9%
Male Employees	76%	76%	76%	76%	75%
Female Employees	24%	24%	24%	24%	25%

*Prior to 2006, India was reported as part of the Asia Pacific region; and Middle East and Africa were reported as parts of the European region.

™Trademark of The Dow Chemical Company ("Dow") or an affiliated company of Dow.

The Year in Review

First Quarter

- Dow raises its quarterly cash dividend by 12 percent to 37.5 cents per share. Since 1912, Dow has either raised or maintained its dividend for 378 consecutive quarters.
- The Company redefines its worldwide geographic structure, creating a new global framework to support the implementation of its strategic growth agenda.
- Dow AgroSciences announces plans to double production capacity for next-generation healthy oils, supporting its growth strategy for the Healthy Oils business.
- Dow signs an off-take agreement under which Romanian chemicals producer Rompetrol will supply Dow-specification polyethylene resins to the Company for sale into Eastern Europe.
- Dow sells its Superabsorbent Polymers business to Degussa. The transaction includes a long-term agreement to supply a substantial volume of glacial acrylic acid to Degussa.
- Dow Automotive announces plans for a technology center in Japan to accelerate application development with local manufacturers.
- Dow's Specialty Chemicals business outlines plans for a new glycol ethers facility in China.
- Dow signs the Responsible Care® Global Charter, a commitment that broadens the original elements of Responsible Care to include evolving chemical industry challenges.
- Dow receives an energy efficiency award and "exceptional merit" designation from the American Chemistry Council for its ongoing energy conservation efforts.
- The Great Place to Work® Institute selects Dow as one of Germany's top 50 employers, second among those with more than 5,000 employees and first in the chemical industry.
- The world's largest desalination plant, which uses Dow's FILMTEC™ membrane technology within its reverse osmosis process, comes on stream in the Middle East.

Second Quarter

- Dow hosts its 109th Annual Meeting of stockholders.
- The Company launches its *The Human Element*™ campaign, highlighting the one element not listed in the Periodic Table that separates Dow from other chemical companies.
- Dow acquires one of China's premier water treatment and design companies, Zhejiang Omex Environmental Engineering.
- Dow signs a letter of intent with the Administrative Committee of Zhangjiagang Free Trade Zone to increase its investment in this key region of China.
- Dow unveils plans for new ethyleneamine capacity at the St. Charles Operations site in Louisiana, U.S.A., to help meet market demand for a number of its key Performance products.
- The Company unveils INFUSE™ Olefin Block Copolymers, providing performance and processing properties beyond those of existing olefin elastomers.
- Dow announces its 2015 Sustainability Goals.
- Dow receives an award at the 2006 Annual Industrial Energy Technology Conference, recognizing its global commitment and recent achievements in the energy efficiency arena.
- The Alliance to Save Energy names Dow a recipient of its 2006 Galaxy Star of Energy Efficiency Award.
- Saudi Aramco selects Dow as its preferred partner for exclusive negotiations to form a joint venture for a world-scale, integrated chemicals complex in Saudi Arabia.
- Andrew Liveris meets with Gazprom CEO Alexei Miller to discuss opportunities to work together on energy-related projects in Russia and elsewhere in Europe.
- China's State Environmental Protection Administration reports significant economic and environmental benefits after one year of its Cleaner Production pilot project with Dow.
- Dow declares its 379th consecutive quarterly cash dividend.



™Trademark of The Dow Chemical Company ("Dow") or an affiliated company of Dow.
®Great Place to Work is a registered trademark of the Great Place to Work Institute Inc.
®Responsible Care is a registered trademark of the American Chemistry Council.

Third Quarter

- For the fifth consecutive time, Dow achieves the highest rating possible for its standards of corporate governance from the independent agency GovernanceMetrics International.
- The Dow Jones Sustainability World Index ranks Dow among its top performers in the global chemical industry.
- Dow establishes a joint venture with one of Russia's leading polyurethane systems producers, Izolan.
- Dow announces plans to shut down a number of assets around the world in its ongoing drive to improve competitiveness. The main impact is on two sites in Canada and one in Italy.
- Dow Epoxy announces plans to invest more than $200 million over the next five years in manufacturing and R&D facilities in China.
- Dow successfully starts up a new specialty polyethylene plant in Tarragona, Spain, helping to meet growing demand in Europe.
- Dow Water Solutions becomes Dow's fourth market-facing business, focused on harnessing the Company's expertise and technical know-how to support customers in the water industry.
- FilmTec Corporation, a subsidiary of Dow, successfully starts up its new Minnesota, U.S.A., facility, bolstering capacity for the production of FILMTEC™ reverse osmosis membranes.
- Dow and BASF begin construction of the world's first commercial-scale hydrogen peroxide to propylene oxide (HPPO) plant in Antwerp, Belgium.
- *R&D* magazine lists BETAMATE™ low-energy substrate adhesive from Dow Automotive in its 100 Most Technologically Significant New Products & Processes of the Year.
- Dow unveils plans for a new epichlorohydrin plant in China, the first in the world to use glycerine-to-epichlorohydrin technology. Glycerine is a bio-renewable product.
- Dow launches IMPAXX™ energy-absorbing foam for use in the automotive industry.
- James Stevens, a Dow research fellow, receives the Perkin Medal — one of the chemical industry's most prestigious awards — for his contributions to polymer science.
- Dow declares its 380th consecutive quarterly cash dividend.

Fourth Quarter

- Dow's Board authorizes the repurchase of up to $2 billion of the Company's stock in a share buy-back program that will begin once the current repurchase program is complete.
- Dow Board member Jacqueline K. Barton is named one of eight Outstanding Directors for 2006 by the Outstanding Directors Exchange.
- In a report from the Carbon Disclosure Project, Dow ranks "Best in Class" among *Financial Times* 500 companies for its approach to climate change.
- Dow announces that it will jointly develop a liquids cracker in Thailand with its long-time JV partner, Siam Cement, to supply a number of key downstream Performance businesses.
- Construction starts on the new Dow Center in Shanghai, a complex that will house a state-of-the-art R&D facility, a global IT center and various support services.
- Dow divests its interest in the vinyl acetate monomer facility at Cabo, Brazil.
- Construction begins on a new facility in LaPorte, Texas, U.S.A., to produce STYROFOAM™ brand insulation. The new capacity will allow Dow to transition all U.S. assets to next-generation formulations.
- Dow and the Bayer Group announce that Dow will acquire Bayer's Wolff Walsrode business group, subject to regulatory approval.
- Dow's Water Soluble Polymers business outlines plans to enhance and increase production of CELLOSIZE™ hydroxyethylcellulose at the Institute site in West Virginia, U.S.A.
- Dow AgroSciences' CONCERT™ plant-cell-produced vaccine system is voted one of the year's top three technical innovations in the *Animal Pharm* Industry Excellence Awards.
- Dow launches FORTEFIBER™, a range of high-performance, cellulose-derived, soluble dietary fiber products that helps address issues related to blood glucose and cholesterol.
- Restaurant chain Taco Bell® announces its decision to convert to next-generation high-stability canola oil, developed by Dow AgroSciences.
- Dow declares its 381st consecutive quarterly cash dividend.







™Trademark of The Dow Chemical Company ("Dow") or an affiliated company of Dow.
®Taco Bell is a registered trademark of the Taco Bell Corporation.

The Dow Chemical Company
Midland, MI 48674 U.S.A.

END

Form No. 161-00665